UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: June 16, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Execution Version

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT TO CREDIT AGREEMENT (this “Amendment”), dated as of June 9, 2017, is by and among INTERTAPE POLYMER CORP., a Delaware corporation, as a U.S. Borrower (“Intertape”), IPG (US) HOLDINGS INC., a Delaware corporation, as a U.S. Borrower (“IPG (US) Holdings”), IPG (US) INC., a Delaware corporation, as a U.S. Borrower (“IPG (US)”), INTERTAPE POLYMER GROUP INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (the “Company”), and INTERTAPE POLYMER INC., a corporation organized under the Canada Business Corporations Act, as a Canadian Borrower (“Intertape Polymer Canada”; together with Intertape, IPG (US) Holdings, IPG (US) and the Company, the “Borrowers” and each individually, a “Borrower”), the Guarantors party hereto, the Existing Lenders (as hereinafter defined) party hereto, the Required Lenders party hereto and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as Administrative Agent for the Lenders. Capitalized terms used herein shall have the meanings ascribed thereto in the Credit Agreement unless otherwise defined herein.

W I T N E S S E T H

WHEREAS, the Borrowers, certain banks and financial institutions from time to time party thereto (the “Existing Lenders”) and the Administrative Agent are parties to that certain Credit Agreement dated as of November 18, 2014 (as amended by that certain First Amendment to Credit Agreement dated as of January 28, 2016, that certain Second Amendment to Credit Agreement, dated as of September 2, 2016, and that certain Third Amendment to Credit Agreement, dated as of January 27, 2017, and as further amended, modified, extended, restated, replaced, or supplemented from time to time, the “Credit Agreement”);

WHEREAS, the Borrowers have requested that, with the consent of the Required Lenders, the aggregate amount of the Revolving Credit Commitments be increased by $150,000,000, which increase shall not be treated as an Incremental Revolving Credit Increase under Section 5.15 of the Credit Agreement; and

WHEREAS, certain Existing Lenders are willing to increase their respective Revolving Credit Commitments as set forth on Schedule 1.1(b) of the Credit Agreement (as amended pursuant to this Amendment) and, together with each of the other Existing Lenders party hereto (constituting the Required Lenders under the Credit Agreement) make such amendments to the Credit Agreement, in accordance with and subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the agreements hereinafter set forth, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

AMENDMENTS TO CREDIT AGREEMENT

1.1 New Definition. The following definition is hereby added to Section 1.1 of the Credit Agreement in the appropriate alphabetical order:

“Fourth Amendment Effective Date” means June 9, 2017.

1.2 Amendment to Definition of Revolving Credit Commitment. The definition of “Revolving Credit Commitment” set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and inserting the following in lieu thereof:

“Revolving Credit Commitment” means (a) as to any Revolving Credit Lender, the obligation of such Revolving Credit Lender to make Revolving Credit Loans to, and to purchase participations in L/C Obligations and Swingline Loans for the account of, the Borrowers hereunder in an aggregate principal amount at any time outstanding not to exceed the amount set forth opposite such Revolving Credit Lender’s name on the Register, as such amount may be modified at any time or from time to time pursuant to the terms hereof (including, without limitation, Section 5.15) and (b) as to all Revolving Credit Lenders, the aggregate commitment of all Revolving Credit Lenders to make Revolving Credit Loans, as such amount may be modified at any time or from time to time pursuant to the terms hereof (including, without limitation, Section 5.15). The aggregate Revolving Credit Commitment of all the Revolving Credit Lenders on the Fourth Amendment Effective Date shall be $450,000,000. The Revolving Credit Commitment of each Revolving Credit Lender on the Fourth Amendment Effective Date is set forth opposite the name of such Lender on Schedule 1.1(b).

1.3 Amendment to Definition of Revolving Credit Commitment Percentage. The definition of “Revolving Credit Commitment Percentage” set forth in Section 1.1 of the Credit Agreement is hereby amended by deleting such definition in its entirety and inserting the following in lieu thereof:

“Revolving Credit Commitment Percentage” means, with respect to any Revolving Credit Lender at any time, the percentage of the total Revolving Credit Commitments of all the Revolving Credit Lenders represented by such Revolving Credit Lender’s Revolving Credit Commitment. If the Revolving Credit Commitments have terminated or expired, the Revolving Credit Commitment Percentages shall be determined based upon the Revolving Credit Commitments most recently in effect, giving effect to any assignments. The Revolving Credit Commitment Percentage of each Revolving Credit Lender on the Fourth Amendment Effective Date is set forth opposite the name of such Lender on Schedule 1.1(b).

1.4 Amendment to Section 2.1. Section 2.1 of the Credit Agreement is hereby amended by deleting the reference to “$50,000,000” set forth in the proviso to the last sentence therein and replacing it with the following: “$100,000,000”.

1.5 Amendment to Schedules and Exhibits. The Schedules and Exhibits to the Credit Agreement are hereby amended and restated as set forth on Exhibit A attached to this Amendment. All other Schedules and Exhibits to the Credit Agreement shall not be modified or otherwise affected.

ARTICLE II

REVOLVING COMMITMENTS

2.1 Revolving Credit Commitments. Each of the parties hereto agrees that, after giving effect to this Amendment, the revised Revolving Credit Commitment of each Revolving Credit Lender (as of the Fourth Amendment Effective Date) shall be as set forth on Schedule 1.1(b) of the Credit Agreement (as amended by this Amendment). In connection with this Amendment, the outstanding Revolving Credit Loans and such Revolving Credit Lender’s participation in L/C Obligations and Swingline Loans at such time shall be reallocated by causing such fundings and repayments (which shall not be subject to any processing and/or recordation fees) among the Revolving Credit Lenders as necessary such that, after giving effect to increases to this Amendment, each Revolving Credit Lender will hold Revolving Credit Loans based on its Revolving Credit Commitment (after giving effect to such increases). The Borrowers shall be responsible for any loss or expense incurred by any Lenders as a result of any prepayment or repayment of LIBOR Rate Loan on or about the Fourth Amendment Effective Date resulting from such reallocation and repayments (to the extent such prepayment or repayment occurs on a date other than the last day of the Interest Period therefor).

ARTICLE III

CONDITIONS TO EFFECTIVENESS

3.1 Closing Conditions. This Amendment shall be deemed effective (the “Fourth Amendment Effective Date”) upon satisfaction of the following conditions:

(a) Executed Amendment. The Administrative Agent shall have received a copy of this Amendment duly executed by each of the Credit Parties, the Existing Lenders party hereto, the Required Lenders party hereto and the Administrative Agent.

(b) Executed Revolving Credit Notes. The Administrative Agent shall have received an original Revolving Credit Note in favor of each Revolving Credit Lender requesting a Revolving Credit Note.

(c) Organizational Documents. The Administrative Agent shall have received (i) a certificate of a Responsible Officer of each Credit Party certifying that the articles or certificate of incorporation or formation (or equivalent), as applicable, and by-laws or limited liability company agreements (or equivalent), as applicable, of each Credit Party that were delivered on the Closing Date or the date on which any Credit Party was joined as a Guarantor pursuant to the terms of the Credit Agreement, as applicable, or certified updates as applicable, remain true and correct and in force and effect as of the Fourth Amendment Effective Date and (ii) resolutions, incumbency and good standing certificates (or their equivalent) from each applicable jurisdiction of organization, as applicable, for the Credit Parties.

(d) Officer’s Certificate. The Administrative Agent shall have received a certificate or certificates executed by a Responsible Officer of the Borrowers stating that (i) after giving effect to this Amendment and the increase in the aggregate Revolving Credit Commitments of the Revolving Credit Lenders contemplated hereby, no Default or Event of Default shall exist, (ii) all governmental and third party consents and all equity holder and board of directors (or comparable entity management body) authorizations for each Credit Party as are necessary for the execution and delivery of the Amendment shall have been obtained and shall be in full force and effect, (iii) each of the representations and warranties contained in Article VII of the Credit Agreement are true and correct in all material respects, except to the extent any such representation and warranty is qualified by materiality or reference to Material Adverse Effect, in which case, such representation and warranty is true, correct and complete in all respects, on the Fourth Amendment Effective Date with the same effect as if made on and as of such date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty is true and correct as of such earlier date) and (iv) the Borrowers are in compliance with the financial covenants set forth in Section 9.15 of the Credit Agreement, both before and after giving effect (on a pro forma basis) to this Amendment and the increase in the aggregate Revolving Credit Commitments of the Revolver Credit Lenders contemplated hereby (accompanied by supporting calculations).

(e) Legal Opinions. The Administrative Agent shall have received customary legal opinions of counsel for the Credit Parties as may be reasonably requested by the Administrative Agent, in each case dated as of the Fourth Amendment Effective Date, addressed to the Administrative Agent and the Lenders (and their permitted assigns) and in form and substance acceptable to the Administrative Agent.

(f) Fees and Expenses. The Administrative Agent shall have received from the Borrowers, all fees and expenses that are payable to the Administrative Agent and the Lenders in connection with the consummation of the transactions contemplated hereby and King & Spalding LLP shall have received from the Borrowers payment of all outstanding fees and expenses previously incurred and all fees and expenses incurred in connection with this Amendment.

(g) Miscellaneous. All other documents and legal matters in connection with the transactions contemplated by this Amendment shall be reasonably satisfactory in form and substance to the Administrative Agent and its counsel.

ARTICLE IV

MISCELLANEOUS

4.1 Amended Terms. On and after the Fourth Amendment Effective Date, all references to the Credit Agreement in each of the Loan Documents shall hereafter mean the Credit Agreement, as amended by this Amendment. Except as specifically amended hereby or otherwise agreed, the Credit Agreement is hereby ratified and confirmed and shall remain in full force and effect according to its terms.

4.2 Representations and Warranties of Credit Parties. Each of the Credit Parties represents and warrants as follows:

(a) It has taken all necessary action to authorize the execution, delivery and performance of this Amendment.

(b) This Amendment has been duly executed and delivered by such Person and constitutes such Person’s legal, valid and binding obligation, enforceable in accordance with its terms, except as such enforceability may be subject to (i) bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity).

(c) No consent, approval, authorization or order of, or filing, registration or qualification with, any court or governmental authority or third party is required in connection with the execution, delivery or performance by such Person of this Amendment.

(d) The representations and warranties contained in this Amendment and the other Loan Documents are true and correct in all material respects, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty is true and correct in all respects, as of the Fourth Amendment Effective Date (except for any such representation and warranty that by its terms is made only as of an earlier date, which representation and warranty is true and correct in all material respects as of such earlier date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty is true and correct in all respects as of such earlier date).

(e) After giving effect to this Amendment and the increase in the aggregate Revolving Credit Commitments of the Revolving Credit Lenders contemplated hereby, no event has occurred and is continuing which constitutes a Default or an Event of Default.

(f) The Security Documents continue to create a valid security interest in, and Lien upon, the Collateral, in favor of the Administrative Agent, for the benefit of the Lenders, which security interests and Liens are perfected in accordance with the terms of the Security Documents and prior to all Liens other than Permitted Liens.

(g) The Secured Obligations are not reduced or modified by this Amendment and are not subject to any offsets, defenses or counterclaims.

4.3 Reaffirmation of Secured Obligations. Each Credit Party hereby ratifies the Credit Agreement as amended by this Amendment and acknowledges and reaffirms (a) that it is bound by all terms of the Credit Agreement (as amended by this Amendment), the Guaranty and Security Agreement and the Canadian Guaranty and Security Agreement applicable to it and (b) that it is responsible for the observance and full performance of its respective Secured Obligations.

4.4 Loan Document. This Amendment shall constitute a Loan Document under the terms of the Credit Agreement.

4.5 Expenses. The Borrowers agree to pay all reasonable costs and expenses of the Administrative Agent in connection with the preparation, execution and delivery of this Amendment, including without limitation the reasonable fees and expenses of the Administrative Agent’s legal counsel.

4.6 Further Assurances. The Credit Parties agree to promptly take such action, upon the request of the Administrative Agent, as is necessary to carry out the intent of this Amendment.

4.7 Entirety. This Amendment and the other Loan Documents embody the entire agreement among the parties hereto and supersede all prior agreements and understandings, oral or written, if any, relating to the subject matter hereof.

4.8 Counterparts; Telecopy. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart to this Amendment by telecopy or other electronic means shall be effective as an original and shall constitute a representation that an original will be delivered.

4.9 No Actions, Claims, Etc. As of the date hereof, each of the Credit Parties hereby acknowledges and confirms that it has no knowledge of any actions, causes of action, claims, demands, damages and liabilities of whatever kind or nature, in law or in equity, against the Administrative Agent, the Lenders, or the Administrative Agent’s or the Lenders’ respective officers, employees, representatives, agents, counsel or directors arising from any action by such Persons, or failure of such Persons to act under the Credit Agreement on or prior to the date hereof.

4.10 GOVERNING LAW. THIS AMENDMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (INCLUDING SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW).

4.11 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

4.12 Consent to Jurisdiction; Service of Process; Waiver of Jury Trial. The jurisdiction, service of process and waiver of jury trial provisions set forth in Sections 12.5 and 12.6 of the Credit Agreement (as amended by this Amendment) are hereby incorporated by reference, mutatis mutandis.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed on the date first above written.

BORROWERS:	INTERTAPE POLYMER CORP., as a Borrower

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Senior President of Finance and Treasurer

IPG (US) HOLDINGS INC., as a Borrower

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

IPG (US) INC., as a Borrower

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

INTERTAPE POLYMER GROUP INC., as a Borrower

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Chief Financial Officer

INTERTAPE POLYMER INC., as a Borrower

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

GUARANTORS:	BETTER PACKAGES, INC., as a Guarantor

	By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

BP ACQUISITION CORPORATION, as a Guarantor

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

RJM MANUFACTURING, LLC, as a Guarantor

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

SPUNTECH FABRICS INC., as a Guarantor

By:	/s/ Jeffrey Crystal
Name: Jeffrey Crystal
Title: Vice President of Finance and Secretary

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

IPG Luxembourg Finance S.à. r.l., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, having its registered office at 20, rue des Peupliers, L-2328 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 189.244 and with a share capital of USD 4,550,000 (“Lux Finco”), as a Guarantor

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, Swingline Lender, Issuing Lender and Lender

By:	/s/ Mark Dawson
Name: Mark Dawson
Title: Senior Vice President

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

ADMINISTRATIVE AGENT:	WELLS FARGO BANK, NATIONAL ASSOCIATION, as Administrative Agent, Swingline Lender, Issuing Lender and Lender

	By:	/s/ Mark Dawson
Name: Mark Dawson
Title: Senior Vice President

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	BANK OF AMERICA, N.A.,
as a Lender

	By:	/s/ Cameron Cardozo
Name: Cameron Cardozo
Title: Senior Vice President

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	JPMorgan Chase Bank, N.A.,
as a Lender

	By:	/s/ Sharon Y. White
Name: Sharon Y. White
Title: Authorized Officer

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	Royal Bank of Canada,
as a Lender

	By:	/s/ Frédéric Yale-Leduc
Name: Frédéric Yale-Leduc
Title: Authorized Signatory

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	Toronto Dominion (New York) LLC,
as a Lender

	By:	/s/ Annie Dorval
Name: Annie Dorval
Title: Authorized Signatory

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	BANK OF MONTREAL,
as a Lender

	By:	/s/ Joshua Hovermale
Name: Joshua Hovermale
Title: Director

[Signature Page to Fourth Amendment]

INTERTAPE POLYMER GROUP INC.

FOURTH AMENDMENT TO CREDIT AGREEMENT

LENDERS:	HSBC Bank USA, N.A.,
as a Lender

	By:	/s/ Peter Hart
Name: Peter Hart
Title: Senior Vice President

[Signature Page to Fourth Amendment]

EXHIBIT A

See Attached.

Schedule 1.1(b)

Commitments and Commitment Percentages

Lender	Revolving Credit Commitment	Revolving Credit Commitment Percentage
Wells Fargo Bank, National Association	$120,000,000.00	26.666666667%

Bank of America, N.A.	$105,000,000.00	23.333333333%

JPMorgan Chase Bank, N.A.	$50,000,000.00	11.111111111%

Royal Bank of Canada	$50,000,000.00	11.111111111%

Toronto-Dominion Bank	$50,000,000.00	11.111111111%

Bank of Montreal	$50,000,000.00	11.111111111%

HSBC Bank USA, N.A.	$25,000,000.00	5.555555556%

TOTAL	$450,000,000.00	100.000000000%